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                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                         CHOONG NAM CITY GAS CO., LTD.

           Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of Choong Nam City Gas Co. ("Choong Nam"), a corporation formed under the laws of the Republic of Korea ("Korea"), for the purpose of notifying the Securities and Exchange Commission that Choong Nam is a "foreign utility company" under such Section 33(a). Enron is making indirect acquisitions of interests in Choong Nam in the manner described below.

           The acquisitions are being made by SK-Enron Co., Ltd., a Korean company ("SK-Enron"). Fifty percent of the voting securities of SK-Enron are owned by SK Corporation, a Korean corporation ("SK"), which has its principal office at 26-4 Yoido-dong, Yongdungpo-gu, Seoul, 150-010, Korea. The other 50% of the voting securities of SK-Enron are owned by Enron International Korea LLC, a Delaware limited liability company ("Enron Korea"). Enron Korea is a wholly-owned subsidiary of Enron International Korea Holdings Company Ltd., a Cayman Islands company, which is a wholly-owned subsidiary of Enron International Korea Holdings Corp., a Delaware corporation, which is a wholly-owned subsidiary of Enron.

           SK-Enron is acquiring approximately 51% of the shares of Choong Nam at two initial closings (the "Initial Closings"). SK-Enron plans to acquire the remaining approximately 49% of the shares of Choong Nam at two subsequent closings (the "Subsequent Closings"), which are scheduled to occur by the end of February 2000, subject to the satisfaction of certain conditions. If the Subsequent Closings do not occur, SK-Enron has the right to unwind the Initial Closings.

           ITEM 1

           Set forth below is the following information for Choong Nam: (a) its name; (b) its business address; (c) a description of its facilities used for the distribution at retail of natural or manufactured gas; and (d) its 5%-or-more shareholders (i) after the Initial Closings and (ii) after the Subsequent Closings.

           (a) Name: Choong Nam City Gas Co., Ltd.

           (b) Business Address: #210 Joong Chon-dong, Joong-ku, Taejon, Korea.

           (c) Description of Facilities: a natural gas distribution system serving the city of Taejon located in the central part of Korea


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           (d)  Shareholders (5% or more):

                (i)    After the Initial Closings:
                       ---------------------------

                       Name                 Shares      Percentage (approx.)
                       ----                 ------      --------------------
                       SK-Enron             690,482           51.0

                       Hong Sik Shin        512,661           37.9

                       Dong Heon Shin       127,014            9.4

                (ii)   After the Subsequent Closings:
                       ------------------------------
                       Name                 Shares      Percentage (approx.)
                       ----                 ------      --------------------

                       SK-Enron           1,353,885          100.0

ITEM 2

           Domestic Associate Public-Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company is an "associate company" of Choong Nam, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company does not own any of the shares of Choong Nam.

           State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.

           The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                 ENRON CORP.



                                 By: /s/ JAMES V. DERRICK, JR.
                                    ----------------------------
                                    James V. Derrick, Jr.
                                    Executive Vice President and General Counsel

                                    January 7, 2000